

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

October 26, 2009

Mr. Joseph A. Geraci, II
  Chief Financial Officer
POKER MAGIC, INC.
130 West Lake Street, Suite 300
Wayzata, Minnesota 55391

>   **Re: Poker Magic, Inc.
>   Supplemental response letter dated October 12, 2009 regarding the
>   Form 10-K for the year ended December 31, 2008
>   File No. 0-53045**

Dear Mr. Geraci:

We have reviewed your supplemental response letter to us dated October 12, 2009 in response to our letter of comment dated September 22, 2009 and have the following comments. We think you should revise your document by filing amendments to the December 31, 2008 Annual Report on Form 10-K and the March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The amendments should be filed as soon as practicable.

Form 10-K (Fiscal Year Ended December 31, 2008)

General

1.   Notwithstanding the following comments shown below that request future filing disclosure and supplemental information, we note from your response letter to us dated October 12, 2009 that you propose future filing disclosure with respect to our prior comment numbers 6, 7, 12, and 14, and that you will amend the December 31, 2008 Annual Report on Form 10-K and March 31, 2009 and June 30, 2009 Quarterly Reports on Forms 10-Q with respect to our prior comments 10 and 11. Please note that we have no additional comments with respect to your response to our prior comments 1 through 4, 9 and 13.

Management's Discussion and Analysis

Results of Operations, page 13

2.   We have reviewed your response to our prior comment 5. We suggest you expand the narrative disclosure to also reconcile with the amounts shown in the table on page 13 for the line items "Consulting Expenses" and "Executive Management Compensation" as your current discussion of these costs do not appear to be solely included within these two line items but, as the last sentence of your response indicates, spread among other line items within the table. In this regard, you may, for example, include the next to the last sentence of your response as it relates to the components of the tabular line item "Executive Management Compensation." Also, given that the tabular line item "Consulting Expenses" shows amounts substantially lower than the amounts shown in the narrative discussion, we believe it would useful to the reader to reconcile or account for this difference in each period presented. Please revise in future filings.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief